UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   BEIER, MATTHIAS
   4106 PEBBLE BEACH


   LEAGUE CITY, TX  77573
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT AND
   CHIEF INFORMATION OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     57             I  401(k) Plan

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $11.6875        09/16/98       A         10,000                            (1)          09/16/08
(right to buy)
Non-Qualified Stock Option     $16.5000        07/15/98       A         10,000                            (2)          07/15/08
(right to buy)
Non-Qualified Stock Option     $16.5000        09/16/98       D (3)                      10,000                        07/15/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     09/16/98  Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/98  Common Stock                   10,000                                  D   Direct
(right to buy)
Non-Qualified Stock Option     09/16/98  Common Stock                   10,000                    0             D   Direct
(right to buy)

Explanation of Responses:

(1)
The reported transaction involved the repricing of an existing option which was originally granted on July 15, 1998 and which provided for vesting in four equal annual installments commencing one year from date of grant.  The vesting terms were not amended at the time of repricing.
(2)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(3)
Cancellation of option in connection with grant of replacement option.
-
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1998.
-
The ESOP security holdings reflected in Table I are as of December 31, 1997 as the allocation of these securities for the year ended
 December 31, 1998 has not been completed as of the date of this filing but will be provided on an Amended Form 5 as soon as the information becomes available.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Matthias Beier
DATE 02/15/99